UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD from                  to

Commission file number 1-3560

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

P. H. Glatfelter Company

96 SOUTH GEORGE STREET, SUITE 520

YORK, PA 17401

GLATFELTER 401(K)

SAVINGS PLAN

FOR HOURLY EMPLOYEES

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2017 AND 2016

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

December 31, 2017 and 2016

PAGE NO.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1, 2

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5 - 12

SUPPLEMENTARY INFORMATION

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Investment Committee and Participants of the Glatfelter 401(k)

Savings Plan for Hourly Employees

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Glatfelter 401(k) Savings Plan for Hourly Employees (the “Plan”) as of December 31, 2017, the related statement of changes in net assets available for benefits for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s 2017 financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2017 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/	Insero & Co. CPAs, LLP

Certified Public Accountants

We have served as the Plan’s auditor since the year ended December 31, 2017.

Rochester, New York

June 8, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Investment Committee and Participants of the Glatfelter 401(k)

Savings Plan for Hourly Employees

We have audited the accompanying statement of net assets available for benefits of the Glatfelter 401(k) Savings Plan for Hourly Employees (the “Plan”) as of December 31, 2016, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Baker Tilly Virchow Krause, LLP

York, Pennsylvania

June 22, 2017

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2017	2016
ASSETS
Plan Interest in the P. H. Glatfelter 401(k) Savings and Profit Sharing Master Trust - at Fair Value	$98,267,338	$90,947,288
Notes Receivable from Participants	3,377,186	2,934,820

Net Assets Available for Benefits	$101,644,524	$93,882,108

See Notes to Financial Statements.

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2017	2016
INVESTMENT INCOME IN INTEREST IN P. H. GLATFELTER 401(K) SAVINGS AND PROFIT SHARING MASTER TRUST	$13,575,097	$7,720,794
INTEREST ON NOTES RECEIVABLE FROM PARTICIPANTS	137,162	122,120

CONTRIBUTIONS
Participants	5,843,219	5,861,948
Rollovers	60,631	45,517
Employer	1,382,891	1,363,833

TOTAL CONTRIBUTIONS	7,286,741	7,271,298

NET TRANSFERS OUT	(493,660)	(372,015)

BENEFITS PAID TO PARTICIPANTS	(12,727,147)	(6,042,702)

ADMINISTRATIVE EXPENSES	(15,777)	(11,418)

NET INCREASE IN NET ASSETS	7,762,416	8,688,077

NET ASSETS AVAILABLE FOR BENEFITS -

BEGINNING OF YEAR	93,882,108	85,194,031

END OF YEAR	$101,644,524	$93,882,108

See Notes to Financial Statements.

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

NOTE 1 - DESCRIPTION OF PLAN

General - The following description of the Glatfelter 401(k) Savings Plan for Hourly Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan, as restated effective January 1, 2016, covers eligible hourly employees of P. H. Glatfelter Company’s Pennsylvania (“PA”) Group and its Ohio (“OH”) Group, each as defined in the Plan document, (collectively, the “Company”) who have completed the requisite eligibility period as defined in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation - An employee becomes a participant in the Plan on the first full pay period following the date eligibility requirements are met.

Contributions - Each year, each participant may contribute, through payroll deductions, up to 50% of their compensation as defined in the Plan document. In general, participant contributions made by an eligible hourly employee are matched by the Company contributions in an amount equal to 50% of the first 3% of each participant’s payroll deduction contributions. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. The Plan also accepts rollover contributions from other qualified defined benefit or defined contribution plans. Below are the exceptions to the general policy, which are outlined in the plan document.

Hourly PA Group participants hired on or after January 17, 2011, as a condition of employment, are required to contribute a minimum of 3% of their eligible compensation per pay period for the first five years of employment and are matched 50% by the Company. Additionally, the Company contributes 2.3% of eligible compensation per pay period. Effective November 20, 2017, the company contribution was increased from 2.3% to 2.5%.

Hourly OH Group participants represented by Local 731 or 988 of the USW and hired on or after November 14, 2012, and OH group participants represented by Local 422 of the OPEIU who were hired on or after January 21, 2013, as a condition of employment, are required to contribute a minimum of 3% of their eligible compensation per pay period for the first five years of employment which are matched 50% by the Company. Additionally, the Company contributes 3.5% of eligible compensation per pay period.

Eligible participants may elect to contribute a portion, or all, of any profit sharing bonus they receive, subject to Internal Revenue Service (“IRS”) mandated maximum contributions, in addition to any payroll reduction savings and Company matching contributions described above.

Participants may allocate contributions among available investment options. Employer-matching contributions are made in cash and participants choose the investment funds into which these cash contributions are invested. Participants can change their investment allocations at any time; however, no more than 15% of any contributions may be directed into the P. H. Glatfelter Stock Fund.

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Participant Accounts and Vesting - Participant payroll deduction contributions, rollover contributions, catch-up contributions, and profit sharing deferral contributions are fully vested upon receipt by the Plan. The Company matching and fixed contributions are subject to a graded vesting schedule through which a participant becomes fully vested after attaining five years of service as follows:

Years of Vesting Service	Vesting Percentage
Less than 2 years	0
2 years	25
3 years	50
4 years	75
5 or more years	100

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, (b) the Plan’s earnings, and (c) an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is equal to the participant’s vested account.

Forfeitures - Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company contributions. During 2017 and 2016, Company contributions were reduced by $41,153 and $0, respectively, from forfeited non-vested accounts. At December 31, 2017 and 2016, forfeited non-vested accounts totaled $56,908 and $59,863, respectively.

Benefits - Upon retirement, disability or death, distributions will be paid as soon as administratively possible in a lump sum or as an annuity. Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of their vested account balance does not exceed $1,000. If the vested account balance exceeds $1,000, but is less than $5,000, the balance will be distributed in a direct rollover to an Individual Retirement Account of the Plan Administrator’s choosing, set up in the name of the participant. If the vested account balance exceeds $5,000, the assets may be held until the participant’s normal or early retirement date. However, terminated participants may elect to receive their vested account balance as soon as administratively possible following termination.

In certain instances participants may withdraw amounts for an immediate and heavy financial hardship that cannot be reasonably met from other sources or upon obtaining age 59  1/2.

Notes Receivable from Participants - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the participant’s vested account balance. Notes receivable are secured by the balance in the participant’s account. Interest is payable at rates based on prime rate plus 100 basis points at the time the borrowing is approved. As of December 31, 2017, interest rates ranged from 4.25% to 9.25% with maturity dates ranging from 2018 to 2032. Terms range from one to five years, or up to 15 years if the note receivable is extended for the purchase of a primary residence. Notes receivable are stated at their unpaid principal plus accrued but unpaid interest.

Administrative Costs - Administrative costs of the Plan are absorbed by the Company, with certain exceptions. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivables from participants are charged directly to the participant’s account and are included in administrative expenses.

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investments - The Plan’s investments held in the P.H. Glatfelter 401(k) Savings and Profit Sharing Master Trust (the “Master Trust”) are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of the fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Master Trust’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits - Benefit payments to participants are recorded when paid.

Investment Fees - Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the fund’s investment earnings activity to the Master Trust and thus are not separately identifiable as an expense.

Revenue Credit Account – The Plan has a revenue credit account which is a suspense account funded with excess revenue generated by the Plan. These funds may be used to pay plan expenses or allocated to each participant who has an account balance at the time of allocation.

Recent Accounting Standards - In February 2017, the Financial Accounting Standards Board issued Accounting Standards Update 2017-06, Plan Accounting: Defined Benefit Pensions Plans (Topic 960); Defined Contribution Pension Plans (Topic 962); Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (“ASU 2017-06”). The amendments in ASU 2017-06 clarify presentation requirements for a plan’s interest in a master trust. The amendments also eliminate redundancy relating to 401(h) account disclosures. ASU 2017-06 is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The amendments should be applied retroactively to each period for which financial statements are presented. The adoption of ASU 2017-06 will not have a material impact on the Plan.

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

NOTE 3 - FAIR VALUE MEASUREMENTS

The Plan measures its investments at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States of America. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1 -	Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2 -	Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets, and other observable inputs

Level 3 -	Fair value is based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and other similar techniques.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Plan’s interest in Master Trust: Quoted market prices are used to value money market and mutual fund investments in the Master Trust. The unitized stock fund in the Master Trust is valued at the net value of participation units which are generally valued by the trustee based upon quoted market prices on a recognized securities exchange at the last reported price of the last business day of each year of the underlying assets of the unitized fund, which include common stock of the Company and a money market fund. Commingled pension funds are valued at the net asset value (“NAV”) of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value.

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

NOTE 4 - MASTER TRUST INFORMATION

Investments of the Plan are maintained along with the investments of the Glatfelter 401(k) Savings Plan in the Master Trust managed by Fidelity Management Trust Company, the trustee as defined by the plan (“Trustee”).

The Plan’s specific interest in the Master Trust is credited or charged for contributions, transfers and benefit payments relating to its participants. Net appreciation or depreciation in fair value of investments and income from investments is allocated to the Plan based on the Plan’s specific interest in the net assets of the Master Trust.

The Plan’s undivided interest in the net assets of the Master Trust was approximately 46% and 47% at December 31, 2017 and 2016, respectively.

The following table sets forth the assets of the master trust:

	December 31,
	2017	2016
ASSETS
Money market fund	$10,229,638	$11,756,331
Mutual funds	126,283,433	107,870,645
Unitized stock fund	11,892,943	17,325,917
Commingled pension fund	65,747,363	55,990,890

Net Assets Available for Benefits	$214,153,377	$192,943,783

The following table presents investment income (loss) for the Master Trust for the years ended December 31, 2017 and 2016 including investments bought and sold, as well as held during the years.

	Years ended December 31,
	2017	2016
Net appreciation in fair value of investments:	$25,458,626	$13,658,702
Interest and dividends	4,546,257	3,022,018

Total investment income	$30,004,883	$16,680,720

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

NOTE 4 - MASTER TRUST INFORMATION (CONTINUED)

The following tables set forth the Master Trust’s investments at fair value as of December 31. Other than investments measured at net asset value, the fair value of all investments are considered Level 1 within the fair value hierarchy:

	Investments at Fair Value as of
	2017	2016
LEVEL 1
Money market fund	$10,229,638	$11,756,331
Mutual funds	126,283,433	107,870,645
Unitized stock fund	11,892,943	17,325,917

Total investments measured at fair value – Level 1	148,406,014	136,952,893
Investments measured at net asset value (a)	65,747,363	55,990,890

Investments at fair value	$214,153,377	$192,943,783

(a)	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

For the years ended December 31, 2017 and 2016, there were no transfers between Levels 1, 2 or 3.

Investments Measured Using NAV per Share Practical Expedient

The following table summarizes investments for which fair value is measured using NAV per share practical expedient as of December 31, 2017 and 2016, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31,
	2017	2016
Commingled pension funds at Fair Value	$65,747,363	$55,990,890
Unfunded Commitments	N/A	N/A
Redemption Frequency (if currently eligible)	Daily	Daily
Redemption Notice Period	30 days	30 days

NOTE 5 - PLAN TERMINATION

While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it is free to do so at any time in whole or in part.

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

NOTE 5 - PLAN TERMINATION (CONTINUED)

In the event of a complete or partial termination of the Plan, the accounts of all affected participants become fully vested and non-forfeitable. The Trustee would be directed to distribute the assets remaining in the trust fund to or for the exclusive benefit of participants or their beneficiaries in a manner in accordance with ERISA and the terms of the Plan document.

NOTE 6 - TAX STATUS

The Plan obtained a determination letter on April 6, 2017, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving that determination letter. The Plan Administrator and advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan is qualified and the related trust is exempt from taxes as of the financial statement date.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Plan provides participants the election of an investment in P. H. Glatfelter’s common stock through the P. H. Glatfelter Stock Fund, a unitized company stock fund.

The Master Trust held common stock issued by the Company as follows:

	Years ended December 31,
	2017	2016
Shares of P. H. Glatfelter common stock	544,364	710,133
Fair value	$11,671,164	$16,965,077

For the years ended December 31, 2017 and 2016, recordkeeping and investment management fees are netted against investment income in the interest in the Statements of Changes in Net Assets Available for Benefits.

The following table sets forth information related to the Plan’s interest in the P. H. Glatfelter common stock fund held by the Master Trust.

	Years ended December 31,
	2017	2016
Units of the P. H. Glatfelter common stock fund	275,668	368,982
Per-unit price	$ 19.63	$ 21.42
Equivalent shares of P. H. Glatfelter common stock	252,396	323,983

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

NOTE 7 - RELATED PARTY TRANSACTIONS (CONTINUED)

Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant’s account is determined each business day by the number of units to the participant’s credit, multiplied by the current unit value. The return on the participant’s investment is based on the value of units, which, in turn, is determined by the market price of P. H. Glatfelter common stock and by the interest earned on a percentage of the fund’s market value held in a money market fund. As of December 31, 2017, and 2016, P. H. Glatfelter common stock had a market value of $5,411,361 and $7,904,590, respectively, invested in the unitized stock fund. A percentage of the total market value of the unitized stock fund is held in a money market fund to facilitate daily participant trading.

In addition, the Plan issues notes receivable to participants, which are secured by balances in the respective participant accounts.

The above related transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal Plan management and administrative services, and the related payment of fees.

Purchases made by the Master Trust for the investment in the Company’s common stock amounted to $766,662 and $517,304 for the years ended December 31, 2017 and 2016, respectively. Sales made by the Master Trust for the investment in the Company’s common stock amounted to $4,616,146 and $3,877,451 for the years ended December 31, 2017 and 2016, respectively.

NOTE 8 - TRANSFERS

During the Plan years ended December 31, 2017 and 2016, certain participants were reclassified between the Glatfelter 401(k) Savings Plan and the Plan. Accordingly, a net decrease of $493,660 and $372,015 is included in the accompanying Statements of Changes in Net Assets Available for Benefits for the Plan years ended December 31, 2017 and 2016, respectively.

NOTE 9 - RISKS AND UNCERTAINTIES

The Master Trust invests in various securities including a money market fund, mutual funds, unitized stock fund, and commingled funds. Investment securities in general are exposed to various risks; such as interest rates, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Concentration of investments in the Master Trust is representative of an individual investment fund balance totaling more than approximately 10% of total net assets available for benefits. As of December 31, 2017, and 2016, the Master Trust had investments of $73,328,829 and $79,087,958 concentrated in two and three funds, respectively. As of December 31, 2017, and 2016, these investments consisted of approximately 34% and 41% of total net assets available for benefits, respectively.

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

DECEMBER 31, 2017

Employer Identification Number: 23-0628360

Plan Number: 007

December 31, 2017

(a) *	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Participant Loans	4.25% - 9.25%; maturing 2018 through 2032	n/a	$3,377,186

* denotes party-in-interest

Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Directors has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

June 8, 2018	By:	/s/ Ramesh Shettigar
Ramesh Shettigar
Vice President, Treasurer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Insero & Co. CPAs, LLP, Independent Registered Public Accounting Firm

23.2	Consent of Baker Tilly Virchow Krause, LLP, Independent Registered Public Accounting Firm